LATHAM & WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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04010821

SUPPL

19 March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

RECD S.E.C.
MAR 23 2004
1086

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: the Board of Directors approves the results for the financial year 2003.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dlw 3/25

PRESS RELEASE

Interpump Group: the Board of Directors approves the results for the financial year 2003

DIVIDEND PROPOSED TO THE SHAREHOLDERS' MEETING: 0.12 EURO (UP 9%)

2003 NET REVENUES: 501.7 MILLION EURO (UP 1.8%) EBITDA AT 15% DESPITE THE DOLLAR WEAKNESS AND THE MARKET STAGNATION

GROWTH IN NORTH AMERICA (UP 17.8%) AND IN THE CLEANING SECTOR (UP 12.1%)

Mr. Giovanni Cavallini, CEO of Interpump Group, stated: ***"Encouraging signals for 2004 come from the strong growth recorded in the Hydraulic Sector in the U.S.A. as well as for high-pressure pumps."***

Milan, 18 March 2004. The Board of Directors of Interpump Group S.p.A. met today in Milan to approve the draft 2003 Annual Report. The Board of Directors also proposed to the Shareholders' Meeting – due to be convened on 20 April in first call and 22 April in second call – the distribution of **a dividend equal to 0.12 euro,** up 9% against 0.11 euro paid in the previous year (up 10% against 2001). The dividend, if approved, will be paid out from 13 May 2004, with a coupon detachment date of 10 May 2004.

2003 **net revenues**, despite the dollar weakness and the market stagnation, grew by **1.8% to 501.7 million euro**, against 492.9 million euro in 2002. At constant dollars, turnover would have increased by 5.8%.

The increase in turnover in 2003 was mainly due to the **Cleaning Sector**, expanding 12.1% (up 11% on a like-for-like basis), led also by the increase in sales of the consumer segment. The **Hydraulic Sector** reported a decrease in turnover of 8.8%, mainly due to the dollar depreciation. Sales on the US market increased by 1.7% on an annual basis in terms of local currency but decreased by 15% after the translation into euro. In the other markets turnover decreased by 4.1%. The **Industrial Sector** contracted 10.8%.

As far as net revenues by geographical area are concerned, **North America reported an overall growth of 17.8%,** while Europe (including Italy) contracted 9.4%.

In 2003 also revenues were heavily influenced by the negative performance of the US dollar, the mix shift and the decrease in volumes in some sectors of the Group.

Consolidated gross operating margin (EBITDA) reached **75.3 million euro** (down 11% from 84.5 million euro in the previous year), **equal to 15% of turnover**.

Consolidated operating income (EBIT) decreased by 4.5% to **59.2 million euro** (against 69.2 million in 2002).

Consolidated net earnings in 2003 decreased to **14.3 million euro** (against 21.1 million euro in 2002).

If the same exchange rates of 2002 were to be used, the decrease in gross operating margin would have been equal just to 2.1% against the 11% fall actually reported at current exchange rates; the decrease in operating income would have been limited to 4.2% against the 14.5% reported at current exchange rates.

Consolidated net equity is equal to **173.8 million euro** (193.4 million euro as at 31 December 2002)

Net financial indebtedness increased from 175.4 million euro in 2002 to 205.6 million euro. This was mainly attributable to the purchase of minority stakes in subsidiary companies (20.6 million euro), the special dividend payment (15.1 million euro) and the purchase of own shares (3.3 million euro).

Operating cash flow as at 31 December 2003 was equal to 42.6 million euro (against 55.9 million euro in 2002).

Net earnings per share (EPS), adjusted for the amortization of goodwill and calculated on the weighted average of outstanding shares, was equal to **0.315 euro** (against 0.398 euro as at 31 December 2002).

Mr. **Giovanni Cavallini,** CEO of Interpump Group, stated: "*2003 felt the impact of stagnation on the European markets and of the dollar weakness. However, from the third and the fourth quarters, the market trend gave some encouraging signals in the Hydraulic Sector in the U.S.A. and for high-pressure pumps. Through the balancing among the sectors in which it is active and the constant focus on the rationalization of structures and cost control, Interpump Group succeeded in keeping historically high profitability and efficiency levels*".

For further information please contact: Moccagatta Associati
Tel. 02 8645.1695 – Fax 02 8645.2082
segreteria@moccagatta

INTERPUMP GROUP
RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*31/12/2003*		*31/12/2002*	
Trade receivables	83,927		92,379	
Inventories	100,546		103,075	
Prepayments and accrued income within one year	2,478		2,410	
Other receivables, net of deferred tax assets	14,300		11,769	
Trade payables	(85,685)		(92,741)	
Tax payables due within one year	(6,082)		(7,731)	
Other current liabilities, net of payables for the acquisition of equity investments	(13,767)		(12,810)	
Accrued expenses, net of interest charges	(759)		(781)	
Net operating working capital	*94,958*	*25.0%*	*95,570*	*25.9%*
Tangible fixed assets	105,495		104,504	
Goodwill	136,929		134,093	
Treasury stock	33,253		29,967	
Other financial fixed assets	11,092		10,233	
Other non current assets	23,090		22,046	
Provisions for risks and charges	(9,057)		(9,582)	
Staff severance indemnities	(15,739)		(14,918)	
Payables for the acquisition of equity investments	(258)		(258)	
Other non current liabilities	(350)		(2,885)	
Total net fixed assets	*284,455*	*75.0%*	*273,200*	*74.1%*
Total capital employed	*379,413*	*100.0%*	*368,770*	*100.0%*
Financed by:				
Share capital	43,447		43,078	
Retained earnings	99,863		106,563	
Profit for the period	14,253		21,085	
Total shareholders' equity for the Group	157,563		170,726	
Minority interests	16,234		22,636	
Total consolidated shareholders' equity	*173,797*	*45.8%*	*193,362*	*52.4%*
Cash on hand	(42,634)		(42,958)	
Payables to banks within one year	30,915		22,464	
Current portion of medium/long term financing	57,424		81,820	
Accrued interests	1,424		893	
Total short term indebtedness	47,129		62,219	
Medium/long-term indebtedness	158,487		113,189	
Total net indebtedness	*205,616*	*54.2%*	*175,408*	*47.6%*
Total sources of financing	*379,413*	*100.0%*	*368,770*	*100.0%*

INTERPUMP GROUP
RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2003*		*31/12/2002*	
Net revenues	501,721	100.0%	492,939	100.0%
Purchases, net of changes in inventories	(228,118)		(219,165)	
Gross industrial margin	*273,603*	*54.5%*	*273,774*	*55.5%*
Personnel expenses	(85,394)		(88,262)	
Other operating costs	(112,942)		(100,988)	
Gross operating profit	*75,267*	*15.0%*	*84,524*	*17.1%*
Operating depreciation and amortisation	(16,086)		(15,316)	
Operating profit	*59,181*	*11.8%*	*69,208*	*14.0%*
Amortisation of goodwill	(9,896)		(9,524)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(8,422)		(8,448)	
Exchange rate differences	(2,719)		862	
Financial discounts granted to customers	(2,620)		(1,623)	
Adjustment of value of investments according to the equity method	(202)		211	
Extraordinary income (charges), net	(182)		(1,160)	
Profit for the period before taxes and minority interests	*34,932*	*7.0%*	*49,318*	*10.0%*
Income taxes	(17,461)		(23,276)	
Net profit before minority interests	*17,471*	*3.5%*	*26,042*	*5.3%*
Minority interests	(3,218)		(4,957)	
Net profit for the period	*14,253*	*2.8%*	*21,085*	*4.3%*

Interpump Group business sector information
(amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net revenues outside the Group	290,156	258,946	116,853	128,098	92,227	103,445	2,485	2,450	-	-		
Sales between sectors	858	306	6	-	23,873	20,920	-	-	(24,737)	(21,226)		
Total net revenues	**291,014**	**259,252**	**116,859**	**128,098**	**116,100**	**124,365**	**2,485**	**2,450**	**(24,737)**	**(21,226)**	**501,721**	**492,939**
Purchases, net of changes in inventories	(132,452)	(113,825)	(53,650)	(59,474)	(53,247)	(53,960)		(453)	11,231	8,547	(228,118)	(219,165)
Gross industrial margin	**158,562**	**145,427**	**63,209**	**68,624**	**62,853**	**70,405**	**2,485**	**1,997**	**(13,506)**	**(12,679)**	**273,603**	**273,774**
% of net revenue	*54.5%*	*56.1%*	*54.1%*	*53.6%*	*54.1%*	*56.6%*					*54.5%*	*55.5%*
Personnel expenses	(38,951)	(40,558)	(23,922)	(25,047)	(22,521)	(22,657)	-	-	-		(85,394)	(88,262)
Other operating costs	(88,872)	(71,824)	(16,978)	(18,495)	(20,598)	(23,348)	-	-	13,506	12,679	(112,942)	(100,988)
Gross operating profit (EBITDA)	**30,739**	**33,045**	**22,309**	**25,082**	**19,734**	**24,400**	**2,485**	**1,997**	-	-	**75,267**	**84,524**
% of net revenue	*10.6%*	*12.7%*	*19.1%*	*19.6%*	*17.0%*	*19.6%*					*15.0%*	*17.1%*
Operating depreciation and amortisation	(8,333)	(7,051)	(3,391)	(3,925)	(4,362)	(4,340)	-	-			(16,086)	(15,316)
Operating profit (EBIT)	**22,406**	**25,994**	**18,918**	**21,157**	**15,372**	**20,060**	**2,485**	**1,997**			**59,181**	**69,208**
% of net revenue	*7.7%*	*10.0%*	*16.2%*	*16.5%*	*13.2%*	*16.1%*					*11.8%*	*14.0%*
Profit from investments valued according to the net equity method	(477)	(66)	110	242	165	35	-	-			(202)	211
Amortisation of the consolidation difference allocated to buildings		-	(208)	(208)		-	-	-			(208)	(208)
Amortisation of goodwill	(5,954)	(5,900)	(1,420)	(1,101)	(2,522)	(2,523)	-	-			(9,896)	(9,524)
Profit by sector	**15,975**	**20,028**	**17,400**	**20,090**	**13,015**	**17,572**	**2,485**	**1,997**			**48,875**	**59,687**
Net financial charges											(13,761)	(9,209)
Other non-operative items											(182)	(1,160)
Pre-tax profit											**34,932**	**49,318**
Income taxes											(17,461)	(23,276)
Minority interests											(3,218)	(4,957)
Net profit											**14,253**	**21,085**

Further Information
(amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Assets by sector	261,956	259,598	110,662	109,761	112,309	118,282	-	-	(7,070)	(7,132)	477,857	480,509
Cash and cash equivalents											42,634	42,958
Treasury stock											33,253	29,967
Total assets											553,744	553,434
Liabilities by sector	86,011	88,948	24,378	26,681	29,133	33,570	-	-	(7,825)	(7,493)	131,697	141,706
Financing											248,250	218,366
Total liabilities											379,947	360,072

OTHER INFORMATION RELATING TO THE YEAR

	Cleaning 2003	Cleaning 2002	Hydraulic 2003	Hydraulic 2002	Industrial 2003	Industrial 2002
Investments in fixed assets	13,726	25,413	2,286	2,987	5,225	6,160
Amortisation and depreciation	14,287	12,951	5,019	5,234	6,884	6,863
Other non-monetary costs	423	821	(67)	207	465	511
ROCE by sector*	12.7%	15.2%	21.9%	25.5%	18.5%	23.7%

* = (Operating profit by sector/assets by sector – liabilities by sector)

RECLASSIFIED BALANCE SHEETS OF THE PARENT COMPANY
INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2003*		*31/12/2002*	
Trade receivables	10,780		9,673	
Inventories	10,834		10,920	
Prepayment and accrued income within one year	329		424	
Other receivables, net of deferred tax assets	1,803		117	
Trade payables	(8,646)		(9,521)	
Tax payables within one year	(2,730)		(3,538)	
Other current liabilities, net of payables for acquisition of investments	(2,986)		(2,027)	
Accrued expenses, net of interest charges	(1)		(1)	
Net operating working capital	*9,383*	*4.8%*	*6,047*	*2.9%*
Tangible fixed assets	17,444		16,511	
Goodwill	32,506		35,092	
Treasury stock	33,253		29,967	
Financial fixed assets	105,399		128,507	
Other non current assets	5,124		3,597	
Provisions	(1,696)		(746)	
Staff leaving indemnities	(4,174)		(3,898)	
Payables for acquisition of investments	(258)		(258)	
Other non current liabilities	(343)		(2,874)	
Total net fixed assets	*187,255*	*95.2%*	*205,898*	*97.1%*
Total capital employed	*196,638*	*100.0%*	*211,945*	*100.0%*
Financed by,				
Share capital	43,447		43,078	
Retained earnings	68,420		79,484	
Net profit for the period	9,536		10,338	
Total shareholders' equity	*121,403*	*61.7%*	*132,900*	*62.7%*
Cash and cash equivalents	(22,662)		(23,928)	
Payables to banks due within one year			-	
Current portion of long term financing	31,000		51,341	
Accrued interests	897		632	
Total short term indebtedness	9,235		28,045	
Long term financing, net of current portion	66,000		51,000	
Total net indebtedness	*75,235*	*38.3%*	*79,045*	*37.3%*
Total sources of financing	*196,638*	*100.0%*	*211,945*	*100.0%*

RECLASSIFIED INCOME STATEMENTS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2003*		*31/12/2002*	
Net revenues	59,468		61,401	100.0%
Purchases, net of changes in inventories	(18,379)		(19,040)	
Gross industrial margin	*41,089*	*69.1%*	*42,361*	*69.0%*
Personnel expenses	(12,420)		(12,198)	
Other operating costs	(10,530)		(10,644)	
Gross operating profit	*18,139*	*30.5%*	*19,519*	*31.8%*
Operating amortisation and depreciation	(5,199)		(4,964)	
Operating profit	*12,940*	*21.8%*	*14,555*	*23.7%*
Amortisation of goodwill	(2,586)		(2,585)	
Accelerated depreciation	-		(557)	
Dividends and relating tax credits	17,623		14,269	
Financial income (charges), net	(3,975)		(3,023)	
Financial discounts granted to customers	(1,261)		(1,242)	
Write-downs of investments	(5,122)		(1,998)	
Extraordinary income (charges), net	178		188	
Profit before taxes	*17,797*		*19,607*	
Income taxes	(8,261)		(9,269)	
Net profit for the period	*9,536*		*10,338*	